SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2025

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY

(Translation of Registrant's name into English)

Rua da Quitanda, 196 – 24th floor,
Centro, CEP 20091-005,
Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Nomination of Candidates for the Board of Directors and the Fiscal Council

Rio de Janeiro, March 28, 2025, Centrais Elétricas Brasileiras S/A – Eletrobras informs that, within the scope of the Ordinary General Meeting scheduled to take place on April 29, 2025, the following candidates have been nominated for the Board of Directors and the Fiscal Council by the Company's shareholders:

BOARD OF DIRECTORS

General election, in which shareholders holding common shares issued by Eletrobras are entitled to vote
Shareholders Holding Common Shares	Candidates
Dinâmica Energia Stock Investment Fund, managed by Banco Clássico S.A.	• José João Abdalla Filho (independent member)

(i) Geração L. Par Fundo de Investimento em Ações, represented by its manager Plural Investimentos Gestão de Recursos Ltda., (ii) Tempo Capital Principal Fundo de Investimento Financeiro de Ações - Responsabilidade Limitada, represented by its manager Tempo Capital Gestão de Recursos Ltda.; (iii) RPS Administradora de Recursos Ltda.; and (iv) Clave Gestora de Recursos Ltda.

• Marcelo Gasparino da Silva (independent member)
Separate election, in which only shareholders holding preferred shares issued by Eletrobras are entitled to vote
Shareholders Holding Preferred Shareholders	Candidates
(i) Geração L. Par Fundo de Investimento em Ações, represented by its manager Plural Investimentos Gestão de Recursos Ltda., (ii) Tempo Capital Principal Fundo de Investimento Financeiro de Ações - Responsabilidade Limitada, represented by its manager Tempo Capital Gestão de Recursos Ltda.; (iii) RPS Administradora de Recursos Ltda.; and (iv) Clave Gestora de Recursos Ltda.	• Rachel de Oliveira Maia (independent member)

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections speak only as of the date on which they are expressed, and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

FISCAL COUNCIL

General election, in which shareholders holding common shares issued by Eletrobras are entitled to vote
Shareholders Holding Common Shares	Candidates
Funds managed by SPX Gestão de Recursos Ltda.

•        Marcelo Souza Monteiro (Effective)

•        José Ricardo Elbel Simão (Alternate)

•        Cristina Fontes Doherty (Effective)

•        Alessandra Eloy Gadelha (Alternate)

•        Saulo Benigno Puttini (Effective)

•        Márcio Eduardo Matta de Andrade Prado (Alternate)

(i) Fundo de Investimento em Ações Dinâmica Energia and Banclass Fundo de Investimento em Ações, managed by Banco Clássico S.A.; and (ii) Geração L. Par Fundo de Investimento em Ações, represented by its manager Plural Investimentos Gestão de Recursos Ltda.	• José Raimundo dos Santos (Effective) • Paulo Roberto Bellentani Brandão (Alternate) • Carlos Eduardo Teixeira Taveiros (Effective) • Rochana Grossi Freire (Alternate)
Separate election, in which only shareholders holding preferred shares issued by Eletrobras are entitled to vote
Shareholders Holding Preferred Shareholders	Candidates
Radar Master FIA, Maliko Investments LLC, Xingo FIA, Tucurui FIA, Infrad Master FIA, Manuka Investments LLC., represented by their manager Radar Gestora de Recursos Ltda.	• Gisomar Francisco de Bittencourt Marinho (Effective) • Paulo Roberto Franceschi (Alternate)

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections speak only as of the date on which they are expressed, and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

(i) Geração L. Par Fundo de Investimento em Ações, represented by its manager Plural Investimentos Gestão de Recursos Ltda., (ii) Tempo Capital Principal Fundo de Investimento Financeiro de Ações - Responsabilidade Limitada, represented by its manager Tempo Capital Gestão de Recursos Ltda.; (iii) RPS Administradora de Recursos Ltda.; and (iv) Clave Gestora de Recursos Ltda.	• Ivanyra Maura de Medeiros Correia (Effective) • Antonio Candido Prataviera Calcagnotto (Alternate)

Eletrobras’ People and Governance Committee, in a meeting held on March 27, 2025, in accordance with its statutory and regulatory powers, analyzed the proposal to nominate all candidates whose documentation was regularly submitted to the Company, including those nominated by the shareholders, and unanimously approved their eligibility.

In compliance with the provisions of the Settlement Agreement signed between the Company and the Federal Government due to ADI No. 7385, which is being processed by the Federal Supreme Court, the candidates nominated by the Federal Government were included in the Management's proposal.

Eduardo Haiama

Vice President of Finance and Investor Relations

This document may contain estimates and projections that are not statements of facts that have occurred in the past, but reflect beliefs and expectations of our management and may constitute estimates and projections about future events within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words "believes", "may", "may", "estimates", "continues", "anticipates", "intends", "expects" and the like are intended to identify estimates that necessarily involve risks and uncertainties, known or not. Known risks and uncertainties include, but are not limited to: general economic, regulatory, political and commercial conditions in Brazil and abroad, variations in interest rates, inflation and the value of the Brazilian Real, changes in the volumes and pattern of consumer use of electricity, competitive conditions, our level of indebtedness, the possibility of receiving payments related to our receivables, changes in rainfall and water levels in the reservoirs used to operate our hydroelectric plants, our financing and capital investment plans, existing and future government regulations, and other risks described in our annual report and other documents filed with the CVM and SEC. Estimates and projections speak only as of the date on which they are expressed, and we undertake no obligation to update any such estimates or projections due to the occurrence of new information or upcoming events. The future results of the Companies' operations and initiatives may differ from current expectations and the investor should not rely solely on the information contained herein. This material contains calculations that may not reflect accurate results due to rounding performed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 28, 2025

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.